MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present Research Results on Novel Lipopeptide

at the 2009 ICAAC Meeting

Vancouver, BC, CANADA, September 11, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), ("MIGENIX" or the "Company") today announced that preclinical data for MX-2401, its 2nd generation lipopeptide antibiotic for the treatment of serious Gram positive infections, will be reported in an oral presentation and four poster presentations at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting (www.icaac.org) which will be from September 12th to 15th, 2009 at the Moscone Center, San Francisco, California.

The following are details of the MIGENIX MX-2401 presentations:

Oral Presentation: MX-2401: A 2nd Generation Lipopeptide Antibiotic

Session:

  Poster Summary Session 028: All New Antimicrobial Agents

Presenter: Dr. R.E.W. (Bob) Hancock

Location:   Room 307

Time:         Saturday, September 12, 2009 1:45 p.m. to 3:45 p.m. PDT

Poster Presentations

Poster session #155: Antibiotic Resistance in Staphylococcus aureus

Time:    Monday, September 14, 2009 11:15 a.m. - 1:15 p.m. PDT

Poster: C1-1360. S. J. Kim, M. Singh, J. Schaefer; Amphomycin-Based Lipopeptides Inhibit Transglycosylation Step of Peptidoglycan Biosynthesis in Staphylococcus aureus

Poster session #235: New Lipopeptides and Glycopeptides.

Time:   Tuesday, September 15, 2009 9:00 a.m. - 11:00 a.m. PDT

Poster: F1-2024. E. Rubinchik, C. J. Pasetka, and D. Dugourd. Antimicrobial Lipopeptide MX-2401: a Novel Non-hemolytic Analog of Amphomycin.

Poster: F1-2025. D. Dugourd, J. Fenn, C. Pasetka, H. Yang. MX-2401: A Novel Lipopeptide Synergistic In Vitro With Beta-Lactams Against Methicillin Resistant Staphylococcus aureus

Poster: F1-2026. D. Dugourd, H. Yang, E. Rubinchik.  MX-2401: a Novel Lipopeptide Active in the Presence of Lung Surfactant and in Streptococcus pneumoniae Bronchial-Alveolar Pneumonia Model

Following the presentations copies of the posters will be available at www.migenix.com or by contacting MIGENIX.

ABOUT MX-2401

MX-2401, is a 2nd generation lipopeptide antibiotic with broad spectrum bactericidal activity against Gram-positive pathogens including antibiotic-resistant strains. Its mechanism of action is novel and it has shown potent efficacy in animal models of infectious diseases including pneumonia, peritonitis, and soft tissue infections. MX-2401 is in late pre-clinical development for the treatment of serious hospital-based infections including hospital-acquired pneumonia and complicated skin and skin structure infections caused by Gram-positive bacteria including methicillin-resistant Staphylococcus aureus (MRSA) and other multi-drug resistant organisms. MIGENIX is currently seeking development partners and other strategic options for the development of MX-2401.

ABOUT ICAAC

Sponsored by the American Society for Microbiology, The Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) draws more than 12,000 scientists, physicans, pharmacists, clinical microbiologists, and other healthcare professionals from around the globe to participate in the world's premier meeting on infectious diseases and antimicrobial agents. ICAAC is designed to meet the needs of health-care professionals, particularly physicians, clinical microbiologists, researchers and pharmacists, specializing in infectious diseases.

ABOUT MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Company can be found at www.migenix.com.

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666 ext 231.